Hotels By Day

BALANCE SHEET

As of December 31, 2020

02/06/2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
HBD LLC (4831)	0.00
HBD LLC (6794)	65,747.74
Paypal	2,519.99
Total Bank Accounts	**$68,267.73**
Accounts Receivable	
Accounts Receivable (A/R)	42,157.43
Total Accounts Receivable	**$42,157.43**
Other Current Assets	
Prepaid Expenses	8,250.00
Startup Costs	125,755.38
Total Other Current Assets	**$134,005.38**
Total Current Assets	**$244,430.54**
TOTAL ASSETS	**$244,430.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Bank of America 4388/0575/7654	39,552.15
Corp Card (2678)/6109/2377	15,097.94
Corp Card 9571/2171	11,870.61
Total Credit Cards	**$66,520.70**
Other Current Liabilities	
Payroll Taxes Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$66,520.70**
Long-Term Liabilities	
Notes Payable	0.00
PPP Loan- 0174	98.00
SBA Disaster Loan Advance	159,900.00
Total Long-Term Liabilities	**$159,998.00**
Total Liabilities	**$226,518.70**
Equity	
Opening Balance Equity	159,704.17
Retained Earnings	-110,640.24
Wefunder Investors	81,696.20
Net Income	-112,848.29
Total Equity	**$17,911.84**
TOTAL LIABILITIES AND EQUITY	**$244,430.54**